October 7, 2002
Our Ref. No. 20024161714
Honeywell International Inc.
Savings Plan Trust
File No. 132-3

RESPONSE OF THE OFFICE OF CHIEF COUNSEL
DIVISION OF INVESTMENT MANAGEMENT

Your letter dated September 20, 2002, requests our assurance that we would not recommend enforcement action to the Commission under Section 7 of the Investment Company Act of 1940 ("1940 Act") against the Honeywell International Inc. Savings Plan Trust ("Master Trust"), if the Master Trust does not register as an "investment company" under the 1940 Act. As explained more fully below, the Master Trust, for a limited period of time, will not be excepted under Section 3(c)(11) of the 1940 Act from the definition of "investment company."

BACKGROUND

You state that Honeywell International, Inc. ("Honeywell"), a Delaware corporation, owns more than 50% of Bendix Commercial Vehicle Systems LLC ("Bendix"), a Delaware limited liability company. You state that the remainder of Bendix is owned by a U.S. corporation wholly owned by Knorr-Bresme AG ("Knorr"), a German entity unaffiliated with Honeywell. You state that Honeywell sponsors a tax-qualified 401(k) plan for Honeywell employees ("Honeywell 401(k) Plan"), and Bendix sponsors a tax-qualified 401(k) plan for Bendix employees ("Bendix 401(k) Plan"). You state that the Honeywell 401(k) Plan and the Bendix 401(k) Plan (collectively "401(k) Plans") each have received a determination letter from the Internal Revenue Service that it meets the requirements for qualification under Section 401 of the Internal Revenue Code of 1986, as amended. You further state that the assets of the 401(k) Plans are held in the Master Trust.[1] You state that each 401(k) Plan provides for participants to direct the investment of the assets credited to their accounts in their employer's plan through the Master Trust in a number of investment options,[2] including equity and fixed-income investment options, and a Honeywell common stock investment option.[3] You also state that the Master Trust, in

[1] You indicate that State Street Bank and Trust Company acts as trustee ("Master Trustee") for the Master Trust.

[2] You state that the investment options are professionally managed accounts under the Master Trust that are managed by various investment managers that are retained by Honeywell.

[3] You state that the 401(k) Plans offer an investment option consisting of Honeywell common stock (i.e., securities of the participants' employer). You indicate that Honeywell has registered the participation interests in the 401(k) Plans under the Securities Act of 1933, pursuant to a Form S-8 registration statement. See generally "Employee Pension Plans," Securities Act Release No. 6188, at § II.A.2.d. (Feb. 1, 1980) ("Release No. 6188").

reliance upon the exception from the definition of "investment company" provided by Section 3(c)(11) of the 1940 Act, has not registered as an investment company under the 1940 Act.[4]

You state that Honeywell is the plan administrator and named fiduciary of both of the 401(k) Plans. As plan administrator and named fiduciary, Honeywell has the exclusive discretionary authority and power to control and manage all aspects of both of the 401(k) Plans within the parameters of the documents governing the Plans, including the selection and monitoring of, and the provision of directions to, the Master Trustee. Honeywell has exclusive authority to direct the Master Trustee regarding the investment options to be established under the Master Trust and has sole fiduciary responsibility for selecting, monitoring and changing the various investment options that are made available to the participants of both of the 401(k) Plans. You state, however, that Bendix, as sponsor of the Bendix 401(k) Plan, has the power and authority to amend or terminate the Plan, and thus can set the parameters under which Honeywell may exercise its discretionary authority as Plan administrator. You state that the terms of the Bendix 401(k) Plan are substantially the same as the Honeywell 401(k) Plan.

You state that Honeywell and Knorr have entered into a redemption agreement, dated December 21, 2001, whereby, pursuant to a series of related transactions, Honeywell will transfer its entire ownership interest in Bendix to Knorr. You state that you expect the transactions will be completed on or about April 1, 2002 ("Closing Date"). You indicate that, pursuant to a subsequent agreement ("Transition Services Agreement") between Honeywell and Knorr, dated January 23, 2002, Honeywell will continue to provide administrative services to certain Bendix plans, including the Bendix 401(k) Plan, from the Closing Date through December 31, 2002 ("Transition Period") at which time Knorr, or its agents, will begin to provide these services.

You state that the parties desire to permit the assets of the Bendix 401(k) Plan to continue to be held in the Master Trust and the investment options provided through the Master Trust to continue to be offered to Bendix 401(k) Plan participants until the end of the Transition Period. You represent that, effective as of the Closing Date, the Honeywell common stock investment option will no longer be available for new investment by Bendix 401(k) Plan participants. You indicate that the Transition Period is intended to assist Knorr in continuing Bendix employee benefit plans on a substantially uninterrupted basis after the Closing Date and to permit Bendix to effect an orderly transition from the investment options currently available under the Master Trust to new investment options to be offered under the Bendix 401(k) Plan.

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4 See infra notes 5 and 6 and accompanying text (discussing Section 3(c)(11) of the 1940 Act).

ANALYSIS

Section 3(c)(11) of the 1940 Act, in pertinent part, excepts from the definition of "investment company" any "employee's stock bonus, pension, or profit-sharing trust which meets the requirements for qualification under section 401 of the Internal Revenue Code of 1986" (i.e., the "single trust exception").[5] The Commission considers each of the following to be a single trust fund for the "single trust exception:" (1) a trust fund for employees of a single employer; (2) a trust fund for employees of employers so closely related as to be regarded a single employer (e.g., a parent and its subsidiaries); and (3) a trust fund established and controlled by employers and/or a union representing the employees of such employers."[6]

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5 See generally "Protecting Investors: A Half Century of Investment Company Regulation," Division of Investment Management, United States Securities and Exchange Commission, at 123 (May 1992) ("Given [the protections of Section 401 of the Internal Revenue Code], the employer's incentive would be to maximize the benefits to employees and, especially in the case of defined benefit plans, minimize administrative costs. Thus, Investment Company Act protection was apparently considered unnecessary.").

Additionally, Section 3(c)(11), among other things, excepts from the definition of "investment company" any "collective trust fund maintained by a bank consisting solely of assets of such trusts . . . " (i.e., the "bank collective trust exception"). "The language of [the Section 3(c)(11) bank collective trust exception] effectuates a Congressional determination to except the collective trust fund of a banking institution which, for its own convenience, pools 401 plan assets and exercises full investment authority over such assets. Such a bank would be subject to regulation by banking authorities whereas [other collective trusts could] operate with a complete lack of regulation, absent registration under the [1940 Act]. Pension trusts of separate and unrelated companies which have been commingled, in effect, by other than a bank, even if brought to a bank for mere custodian purchases, in our view are not entitled to rely upon [the "bank collective trust" exception] of Section 3(c)(11)." See Narragansett Capital Corp. (pub. avail. Feb. 26, 1975). That is, the phrase "maintained by a bank" makes clear that the basis of the exception for collective funds in the 1940 Act is regulation by bank regulatory authorities of trust and other fiduciary functions of banks, and ensures that other collective investment media are not excepted. We have taken the position that to fall under the "bank collective trust" exception, the bank must maintain "substantial investment responsibility" over the trust fund administered by it; a bank which functions in a mere custodial or similar capacity does not satisfy the "maintained by a bank" requirement of the exception. See Release No. 6188, as § III.B.3.a. See also Narragansett Capital Corp. (pub. avail. Feb. 26, 1975); Bank of America (pub. avail. Jan. 9, 1972). It appears that the Master Trust cannot rely upon the bank collective trust exception.

6 See Release No. 6188, at § III.B.1. See also Owens-Illinois, Inc. (pub. avail. June 24, 1994); Bank Trusteed Pension and Profit Sharing Plans (pub. avail. Apr. 18, 1974) (noting that a
(continued)

You state that the Master Trust is presently excepted from the definition of "investment company" pursuant to Section 3(c)(11) of the 1940 Act as a qualified employee trust of a single employer. You state that, after the Closing Date, there will be no Honeywell ownership of Bendix or any significant on-going business relationship between Honeywell and Bendix. You believe that, therefore, the Master Trust will no longer be able to rely upon the exception in Section 3(c)(11) of the 1940 Act after the Closing Date.[7] You seek our assurance that, during the Transition Period, while the Master Trust is not excepted from the definition of "investment company" pursuant to Section 3(c)(11) of the 1940 Act, we would not recommend enforcement action against the Master Trust to the Commission under Section 7 of the 1940 Act if the Master Trust does not register as an "investment company."

You assert that Knorr cannot transfer the Bendix 401(k) Plan assets from the Master Trust to a trust of its own on or before the Closing Date because Knorr is a German entity and does not sponsor any significant tax-qualified plans for employees in the United States. You contend, therefore, that Knorr does not currently have an appropriate trust available into which to transfer the assets of the Bendix 401(k) Plan. You represent that Knorr has agreed to establish an appropriate trust of its own by the end of the Transition Period. You assert that, once the assets of the Bendix 401(k) Plan have been transferred to the new trust, the Master Trust will contain assets only from the 401(k) plan of a single employer, and the Master Trust will again be excepted from the definition of "investment company" under Section 3(c)(11) of the 1940 Act.[8]

You contend that, because the Master Trust will not be excepted from the definition of "investment company" during the Transition Period, the Master Trust would need either to: (1) divest itself of the assets of the Bendix 401(k) Plan as of the Closing Date; or (2) register as an investment company under the 1940 Act. You contend that divesting the Master Trust of the Bendix 401(k) Plan assets as of the Closing Date would impose unnecessary burdens upon Plan participants. You also contend that registration of the Master Trust as an investment company under the 1940 Act would be administratively cumbersome, costly, and would not be economically practicable, given the short period of time (i.e., the nine-month Transition Period) that the Master Trust would be an investment company subject to the 1940 Act.

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group of "related" companies refers generally to the case of a parent corporation and group of subsidiary corporations).

7 You state that the Master Trust will not be excepted or exempted by any other provision of the 1940 Act or any rules promulgated thereunder during the Transition Period.

8 You have not asked, and we express no views whether, at the end of the Transition Period, the Master Trust will, in fact, be excepted from the definition of "investment company" by Section 3(c)(11) of the 1940 Act.

You argue that an immediate withdrawal, as of the Closing Date, of the Bendix 401(k) Plan assets from the Master Trust would require Bendix to make interim trust arrangements, pending the establishment of a permanent trust, to hold the Bendix 401(k) Plan assets.[9] You concede that an interim trust could be established expeditiously; you argue, however, that lead time would be required to set up and implement an interim recordkeeping system, to set up new investment options, and to reconcile account records. You contend that this lead time would subject Bendix 401(k) Plan participants to an extended blackout period while the interim trust's recordkeeping and investment infrastructures were established. You assert that the blackout period would run until a new recordkeeper is selected, a contract with the new recordkeeper is negotiated and the recordkeeping system is implemented to track participant contributions and investments. You estimate that the blackout period could last from three to five months, depending upon how quickly the interim recordkeeping and investment infrastructures could be put in place.

You argue that an extended blackout period would impost a severe hardship on Bendix 401(k) Plan participants. You assert that, for the duration of the blackout period, participants would be unable to make any new contributions to the Bendix 401(k) Plan or to direct the investment of their transferred plan assets.[10] Instead, you contend that all new contributions

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9 You state that, to split the assets held in the investment options, it would be necessary to make an in-kind transfer of assets to the interim trust on a pro rata basis in the ratio of the value of the Bendix participant accounts invested in each investment option, which would be a complex, time-consuming and cost-prohibitive process. You also contend that in-kind transfers would not be possible for some of the investment options because of the de minimis pro rata share of such investment options held by Bendix 401(k) Plan participants. You assert, therefore, that, to timely remove the Bendix 401(k) Plan assets from the Master Trust, it would be necessary for participants' investments under the Bendix 401(k) Plan to be liquidated before they are transferred to the interim trust. You argue that participants' accounts would likely be initially invested in money market funds because investment options would not be established under the interim trust at the time of transfer.

10 You note that the Transition Services Agreement between Honeywell and Bendix provides that Honeywell will continue to process Bendix payroll (including elective deferrals under the Bendix 401(k) Plan) until the end of the Transition Period. You state that Honeywell has indicated that it will not implement any changes in the processing of Bendix 401(k) Plan payroll contributions unless a reputable, established recordkeeper is in place to accept the payroll contributions on behalf of the Bendix 401(k) Plan. Accordingly, you contend that Bendix would be forced to suspend all new contributions to the Bendix 401(k) Plan for the duration of the blackout period because Honeywell will not process Bendix 401(k) Plan payroll deductions prior to the time that the recordkeeping infrastructure is in place.

would be suspended and the transferred participant accounts would continue to be invested in money market funds for the duration of the blackout period, which may be contrary to the participants' stated investment objectives. Further, you assert that, without a recordkeeping system in place, participants would be unable to make withdrawals, take out loans or receive distributions from their accounts for the duration of the blackout period. You argue that participants would be hampered in their ability to plan for the blackout period because there would be only a limited period of time to alert participants of the impending blackout period.

You contend that the interests of the Bendix 401(k) Plan participants, separate from any interests of the Honeywell 401(k) Plan participants, will be protected after the Closing Date by Bendix, which will replace Honeywell as the plan administrator and named fiduciary of the Bendix 401(k) Plan as of the Closing Date.[11] You contend that the hardships imposed upon Bendix 401(k) Plan participants, discussed above, are not justified by any protections that registration under the 1940 Act or the immediate establishment of a separate interim trust would provide because Bendix, as named fiduciary, will have the fiduciary duty to monitor the performance of the Master Trust and will have the power and authority to withdraw from the Master Trust and appoint a new trustee for the Bendix 401(k) Plan at any time, without the consent of Honeywell or the Master Trustee.[12]

You note that Honeywell will remain the settlor of the Master Trust after the Closing Date and, thus, only Honeywell will have the power after the Closing Date to direct the Master Trustee as to which investment options may be established under the Master Trust. That is, you note that only Honeywell can add investment options to the Master Trust, and Honeywell can, without the consent of Bendix, remove any investment options that are currently available. You

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11 As the named fiduciary of the Bendix 401(k) Plan, Bendix will be subject to all of the fiduciary duties imposed by the Employee Retirement Income Security Act of 1974 ("ERISA"). The fiduciary standards under ERISA generally require that a fiduciary discharge his or her duties with respect to a plan solely in the interest of the participants and beneficiaries and (1) for the exclusive purpose of "providing benefits to participants and their beneficiaries" and "defraying reasonable expenses of administering the plan," (2) "with the care, skill, prudence, and diligence under the circumstances then prevailing that a prudent man acting in a like capacity and familiar with such matters would use in the conduct of an enterprise of a like character and with like aims," (3) "by diversifying the investments of the plan so as to minimize the risk of large losses, unless under the circumstances it is clearly prudent not to do so," and (4) "in accordance with the documents and instruments governing the plan . . . ." See 29 U.S.C. § 1104.

12 You represent that, after the Closing Date, Honeywell will remain the plan administrator and named fiduciary of the Honeywell 401(k) Plan with no change in its fiduciary obligations with respect to that plan. Telephone conversation between Brent J. Fields of the staff and Susan P. Serota, Esq., of Pillsbury Winthrop LLP, counsel to the Master Trust, on October 3, 2002.

assert, however, that Bendix will have a fiduciary duty to monitor the performance of the investment options that are available to Bendix 401(k) Plan participants, whether through the Master Trust or another trust that may be established by Bendix. You represent that any investment options that are offered to Bendix 401(k) Plan participants after the Closing Date must be expressly approved by Bendix as the named fiduciary.[13] You represent that Bendix, in its capacity as named fiduciary of the Bendix 401(k) Plan, will expressly approve all of the investment options currently available under the Master Trust, except for the Honeywell common stock investment option, which will no longer be available to Bendix 401(k) Plan participants.[14]

Based on the facts and representations in your letter, we would not recommend enforcement action to the Commission against the Master Trust under Section 7 of the 1940 Act if, during the Transition Period, while the Master Trust is not excepted from the definition of "investment company" pursuant to Section 3(c)(11) of the 1940 Act, the Master Trust does not register as an "investment company."[15] In taking this position, we note in particular that: (1) the interests of the Bendix 401(k) Plan participants, separate from any interests of the Honeywell 401(k) Plan participants, will be protected after the Closing Date by Bendix, which will replace Honeywell as the plan administrator and named fiduciary of the Bendix 401(k) Plan as of the Closing Date; and (2) Knorr is a German entity and does not sponsor any significant tax-qualified

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13 You also represent that, if Bendix concludes, in its fiduciary capacity, that it would not be in the best interests of Bendix 401(k) Plan participants to offer a particular investment option that Honeywell has made available under the Master Trust, then Bendix has the power and authority to disapprove of that investment option for the Bendix 401(k) Plan and to remove the investment option from the list of approved investment options for Bendix employees. Further, if Bendix makes the fiduciary determination that a particular investment option is not currently available under the Master Trust and should be made available to Bendix 401(k) Plan participants, yet Honeywell declines to direct the Master Trustee to add such investment option, then Bendix retains the power and authority to withdraw from the Master Trust and create a new trust.

14 Telephone conversation between Brent J. Fields of the staff and Susan P. Serota, Esq., of Pillsbury Winthrop LLP, counsel to the Master Trust, on October 3, 2002.

15 We note that the actual Closing Date of the transactions in which Honeywell transferred its entire ownership interest in Bendix to Knorr was March 29, 2002. This letter confirms the position of the staff that was provided orally to Susan P. Serota, Esq., of Pillsbury Winthrop LLP, counsel to the Master Trust, prior to the Closing Date.

plans for employees in the United States and does not currently have an appropriate trust available into which to transfer the assets of the Bendix 401(k) Plan.

Brent J. Fields
Senior Counsel

1940 Act/Section 7(a)

PILLSBURY WINTHROP LLP

ONE BATTERY PARK PLAZA NEW YORK, NY 10004-1490 212.858.1000 F:212.858.1500

September 20, 2002

Susan P. Serota
212.858.1125
sserota@pillsburywinthrop.com

Douglas Scheidt, Esq.
Associate Director and Chief Counsel
Division of Investment Management
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549

Re: Honeywell International Inc. Savings Plan Trust

Dear Mr. Scheidt:

As the result of the sale of a majority owned subsidiary of our client, Honeywell International, Inc., a Delaware corporation ("Honeywell"), the Honeywell International Inc. Savings Plan Trust (the "Master Trust") will no longer be exempt from the Investment Company Act of 1940, as amended (the "Act"), under Section 3(c)(11) thereof, because it will hold, for a limited period of time, the assets of a tax qualified 401(k) plan sponsored by a company which will no longer be controlled by Honeywell. On behalf of the Master Trust, we respectfully request the assurance of the staff of the Division of Investment Management (the "Staff") of the Securities and Exchange Commission that they will not recommend enforcement action to the Commission against the Master Trust under Section 7 of the Act if the Master Trust does not register as an "investment company" (as defined in the Act) under the facts presented herein.[1]

Background[2]

Honeywell, a publicly held company, owns more than 50% of Bendix Commercial Vehicle Systems LLC, a Delaware limited liability company ("Bendix").[3] The remainder of Bendix is owned by a U.S. corporation wholly owned by Knorr-Bresme AG, a German Aktiengesellschaft (collectively, "Knorr"), a company unaffiliated with Honeywell. Honeywell sponsors a tax qualified 401(k) plan (the "Honeywell 401(k) Plan") for

[1] This letter is being submitted to obtain written confirmation of oral assurances that were provided by the Staff prior to the Closing Date of the transactions described herein. Thus, this letter refers in future tense to dates and events that may have already transpired as of the date hereof.

[2] The background facts are described as of the day prior to the Closing Date of the transactions described herein.

[3] Bendix was originally a partnership, but was converted into a limited liability company in preparation for its transfer to Knorr.

Honeywell employees, and Bendix sponsors a tax qualified 401(k) plan (the "Bendix 401(k) Plan" and, collectively with the Honeywell 401(k) Plan, the "401(k) Plans") for Bendix employees. Each of the 401(k) Plans has received a determination letter from the Internal Revenue Service that it meets the requirements for qualification under Section 401 of the Internal Revenue Code of 1986, as amended (the "Code"). The assets of both of the 401(k) Plans are held in the Master Trust. State Street Bank and Trust Company acts as trustee (the "Master Trustee") for the Master Trust. The Master Trust has not been registered pursuant to Section 8 of the Act because it is exempt therefrom pursuant to Section 3(c)(11) of the Act.[4]

Both of the 401(k) Plans provide for participants to direct the investment of the assets credited to their accounts in their employer's plan through the Master Trust in a number of investment options, including equity and fixed income funds, and a Honeywell common stock fund. The investment options under the 401(k) Plans, other than the Honeywell common stock fund, are in the form of separate accounts under the Master Trust that are professionally managed by investment managers retained by Honeywell. Honeywell has registered the participation interests in the 401(k) Plans and the Honeywell shares held in the 401(k) Plans under the Securities Act of 1933, as amended (the "Securities Act"), pursuant to a Form S-8 registration statement.

Honeywell is the plan administrator and named fiduciary (within the meaning of section 3(16) and 402(a), respectively, of the Employee Retirement Income Security Act of 1974, as amended ("ERISA")) for both of the 401(k) Plans, the terms of which are substantially identical. There are more than 100 participants in each of the 401(k) Plans. Honeywell is also the settlor of the Master Trust.

As plan administrator and named fiduciary of the 401(k) Plans, Honeywell has exclusive discretionary authority and power to control and manage all aspects of the Plan (within the parameters of the documents governing the Plans), including selection and monitoring of, and directions to, the Master Trustee. Honeywell has exclusive authority to direct the Master Trustee regarding the subfunds to be established under the Master Trust and has sole fiduciary responsibility for selecting, monitoring and changing the various investment options/investment funds that are made available to participants of both 401(k) Plans.

[4] Section 3(c)(11) of the Act provides that "[a]ny employee's stock bonus, pension, or profit-sharing trust which meets the requirements for qualification under Section 401 of the Internal Revenue Code of 1986" is not an investment company within the meaning of the Act.

Notwithstanding Honeywell's broad discretionary authority with respect to the 401 (k) Plans, Bendix (not Honeywell), as plan sponsor of the Bendix 401(k), has have the power and authority to amend or terminate the Bendix 401(k) Plan, and thus can set the parameters under which Honeywell may exercise its discretionary authority as plan administrator.[5]

Honeywell and Knorr have entered into a Redemption Agreement dated December 21, 2001 whereby, pursuant to a series of related transactions, Honeywell will transfer its entire ownership interest in Bendix to Knorr. The transactions are expected to be completed on or about April 1, 2002 (the "Closing Date").[6] Pursuant to such Redemption Agreement, Knorr has agreed to cause Bendix to continue existing Bendix employee benefit plans, including the Bendix 401(k) Plan, on a substantially identical basis for at least three months following the Closing Date. The Transition Services Agreement, described in the following paragraph, provides that Honeywell will continue to provide administrative services to the Bendix 401(k) Plan on a substantially identical basis through the end of 2002.

Honeywell and Knorr have also entered into a Transition Services Agreement, dated January 23, 2002, whereby Honeywell will continue to provide administrative services to certain Bendix plans (including the Bendix 401(k) Plan) from the Closing Date through December 31, 2002 (the "Transition Period"), at which time Knorr, or its agents, will begin to provide these services. The parties desire to permit the assets of the Bendix 401(k) Plan to continue to be held in the Master Trust and the investment options provided through the Master Trust to continue to be offered to Bendix 401(k) Plan participants until the end of the Transition Period.[7] The Transition Period is intended to assist Knorr in fulfilling its commitment to continue Bendix employee benefit plans on a substantially uninterrupted basis after the Closing Date and to permit Bendix to effect an orderly transition from the investment options currently available under the Master Trust to new investment options to be offered under the Bendix 401(k) Plan.

Presently, the Master Trust is exempt from the Act pursuant to Section 3(c)(11) of the Act as a qualified employee trust of a single employer. Because there will be no Honeywell ownership of Bendix or significant on-going business relationship between

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[5] This will be especially true on and after the Closing Date, after which Bendix will no longer be controlled by Honeywell.

[6] The actual Closing Date was March 29, 2002.

[7] Effective as of the Closing Date, the Honeywell common stock fund will no longer be available for new investment by Bendix 401(k) Plan participants.

Honeywell and Bendix after the Closing Date, we believe that the Master Trust will no longer be able to rely on the Section 3(c)(11) exemption. We also believe that the Master Trust will not be eligible for the exemption available to private investment companies under Section 3(c)(1) of the Act because each of the 401(k) Plans and the Master Trust permits the participants to individually direct investment in the various funds offered under the Master Trust and more than 100 participants in the 401(k) Plans participate in the Master Trust.[8]

Knorr cannot transfer the Bendix 401(k) Plan from the Master Trust to a trust of its own on or before the Closing Date because Knorr-Bresme AG is a German company and does not sponsor any significant tax qualified plans for employees in the United States and, therefore, does not currently have an appropriate trust available into which to transfer the assets of the Bendix 401(k) Plan. Knorr has agreed to establish an appropriate trust of its own by the end of the Transition Period. Once the assets of the Bendix 401(k) plan are transferred to this new trust, we believe that the Master Trust will again be exempt from the Act under Section 3(c)(11) thereof because it will contain only the plan of a single employer.

Issue Presented

During the Transition Period, we do not believe that the Master Trust will have any exemption available to it under the Act or the rules promulgated thereunder, as they have been heretofore interpreted by the Commission and the Staff. Without such an exemption, the Master Trust could be found to be in violation of Section 7 of the Act because it would be considered to be an investment company that is selling securities without registering under Section 8 of the Act. We are of the view that a trust that is exempt from the Act pursuant to Section 3(c)(11) thereof but, for a period of a less than a year, will contain 401(k) plans of two unrelated employers that were formerly considered a single employer should not be subject to registration under the Act where there is a *bona fide* intent on the part of the trust to become exempt again within that period of time. Thus, on behalf of the Master Trust, we respectfully request the assurance of the Staff that, during the Transition Period, it will not recommend enforcement action to the Commission under Section 7 of the Act if the Master Trust does not register as an investment company.

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8 See PanAgora Group Trust (publicly available Apr. 29, 1994) and Caxton Corp. (publicly available Dec. 29, 1994).

Need For Transition Relief

If the Master Trust were unable to obtain the relief it is seeking, then in order to avoid a violation of the registration requirements of the Act, the Master Trust would need to either (i) register as an investment company under the Act or (ii) immediately divest itself of the assets of the Bendix 401(k) Plan as of the Closing Date. Registration would, however, be an administratively cumbersome and costly endeavor for the Master Trust, and would be economically impracticable given the short period of time (i.e. the 9-month Transition Period) that the Master Trust would be an "investment company" subject to the registration requirement of the Act. The only viable alternative, therefore, would be for the Bendix 401(k) Plan assets to be immediately withdrawn from the Master Trust.

Immediate withdrawal of the Bendix 401(k) Plan assets from the Master Trust would have adverse consequences to Bendix 401(k) Plan participants and retirees. Because Bendix's new parent (Knorr) is a German company that does not sponsor any other significant tax-qualified plans for employees in the United States, it does not currently have an appropriate trust available into which to transfer the assets of the Bendix 401(k) Plan as of the Closing Date. A reasonable transition period is needed after the Closing Date to split the assets of the Master Trust and establish the trust, recordkeeping and investment infrastructure that is needed to be in place before participant investments can be properly mapped, account records can be reconciled and plan assets can smoothly be transferred from the Master Trust to a new Bendix Trust.[9]

If the Bendix 401(k) Plan assets are required to be transferred out of the Master Trust as of the Closing Date, Bendix would quickly have to make interim trust arrangements, pending the establishment of a permanent trust, to hold the Bendix 401(k) Plan assets. The investment options offered under the Master Trust are managed accounts (each a "Managed Fund"), not mutual funds registered under the Investment Company Act of 1940. Therefore, in order to make an in-kind transfer of assets to the interim trust, it would be necessary to split each security in each Managed Fund pro rata in the ratio of the value of the Bendix participant accounts invested in such Managed Fund to the total

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[9] Transition periods are common in transactions of this type. As part of the sale of a business, it is typical for a seller to require that the buyer continue the same benefit programs for a period of time. It is also quite common for the buyer to negotiate a transition services agreement whereby the seller agrees to administer the plans covering buyer's employees for a limited period of time. As stated above, this is to promote a smooth transition from one company's plans to the another company's plans without any interruption in the provision of benefits or services to employees.

value of such Managed Fund, which would be a complex, time consuming and cost-prohibitive process. Moreover, for some Funds, in-kind transfers would not be possible, because the Fund's manager will not agree to separately manage the Bendix 401(k) Plan's de minimis pro rata share of the Fund. Thus, in order to timely remove the Bendix 401(k) Plan assets from the Master Trust, it would be necessary for participant's investments under the Bendix 401(k) Plan to be liquidated before they are transferred to the interim trust. Because investment funds would yet to be set up under the interim trust at the time of transfer, participant's accounts would likely be initially invested in low yield money market funds.

Although an interim trust can probably be put in place fairly quickly, there would still be substantial lead time required to set up and implement an interim recordkeeping system, set up new investment options, and to reconcile account records. Because the Bendix 401(k) Plan assets will need to be immediately transferred out of the Master Trust before the interim trust's recordkeeping and investment infrastructures are in place, Bendix 401(k) Plan participants would be subject to an extended black-out period while the infrastructures are being set-up. The black-out period would run until a new recordkeeper is selected, a contract with the new recordkeeper is negotiated and the recordkeeping system is implemented to track participant contributions and investments. Thus, the black-out period could run anywhere from 3 to 5 months, depending on how quickly the interim recordkeeping and investment infrastructures can be put in place.[10]

The blackout period would impose a severe hardship on Plan participants. In order to take in new participant contributions and process participant investment decisions, it is necessary to have a recordkeeping system in place.[11] Thus, for the duration of the black-out period, participants would be unable make any new contributions to the Plan or direct

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[10] Because many of the large mutual fund vendors that offer standardized "off-the-shelf" 401(k) plan products require waiting periods of up to 90 days after all terms have been finalized before plan data can be converted and the recordkeeping system can be implemented, the 3 to 5 month blackout period would apply regardless of whether Bendix enters into a standardized 401(k) plan arrangement or negotiates an individually designed recordkeeping system.

[11] Pursuant to the Transition Services Agreement between Honeywell and Bendix (described in our March 14 letter), Honeywell will continue to process Bendix payroll (including elective deferrals under the Bendix 401(k) Plan) until the end of the Transition Period. Honeywell has indicated that it will not implement any changes in the processing of Bendix 401(k) Plan payroll contributions unless a reputable, established recordkeeper is in place to accept the payroll contributions on behalf of the Bendix 401(k) Plan. Because Honeywell will not process Plan payroll deductions prior to the time that the recordkeeping infrastructure is in place, Bendix would be forced to suspend all new contributions to the Bendix 401(k) Plan for the duration of the black-out period.

the investment of their transferred plan accounts. Instead, all new contributions would be suspended and the transferred participant accounts would continue to be invested in money market funds for the duration of the blackout period, which may be contrary to participants' investment objectives. In addition, without a recordkeeping system in place, participants would be unable to make withdrawals, take out loans or receive distributions from their accounts for the duration of the blackout period. Because there would be very little time to alert participants of the impending blackout period, participants would be hampered in their ability to properly plan for it.[12]

Setting up the recordkeeping and investment infrastructures would entail the following actions, which would need to be completed on an expedited basis before the blackout period could be lifted:

Recordkeeping

- Selection of a recordkeeper. Ideally, selection would be done through an RFP process that might take several months to complete. Because, however, Bendix will be operating under the pressures of a blackout period, the selection process would have to be greatly accelerated, limiting Bendix's ability to conduct extensive due diligence.

- Preparing, negotiating and executing recordkeeping agreement.

- Set up recordkeeping system. This is an interactive process between the plan sponsor and the recordkeeper, involving steps such as:

    - Defining services that are to be performed;

    - Defining plan rules;

    - Developing recordkeeping guide; and

[12] A second limited black-out period would be needed at the end of the Transition Period when the interim recordkeeping system is replaced by the permanent system and the Bendix 401(k) Plan assets are ultimately transferred from the interim trust to the new permanent Bendix Trust. This blackout period is necessary so that participant account records can be properly transferred and reconciled and participant's investment accounts can be mapped and allocated from the interim investment funds under the interim trust to the new funds under the permanent Bendix Trust.

    - Developing enrollment packages, transition guides and other participant communications;

- Test recordkeeping system . This would involve, among other things:

    - Testing payroll file;

    - Developing and testing conversion programs;

    - Processing test conversion file;

    - Identifying data exceptions;

    - Correcting data problems.

Investment Funds

- Research potential investment funds for Plan.

- Select funds. Selection of the investment funds for the Plan is a fiduciary act that must be undertaken with an appropriate degree of care, diligence and deliberation.

- If the funds are Managed Funds, develop investment guidelines for the various funds and prepare and execute investment management agreements with fund managers.

- Develop participant communications describing funds' characteristics.

Final Implementation

- Distribute enrollment packages, fund prospectuses and other employee communications.

- Schedule and hold employee meetings.

- Process employee elections.

Participants Will Benefit From No Action Relief

If the requested no-action assurance is provided, participant accounts in the Bendix 401(k) Plan would be able to stay invested in the investment funds provided under the Master Trust while the permanent trust, recordkeeping and investment infrastructures are put in place for the Plan. Participants would be able to continue to make contributions to the Bendix 401(k) Plan and direct their investments under the Master Trust during the Transition Period. There would be no need for participants' investment accounts to be liquidated and moved into money market funds, and no need for an extended blackout period. There would, however, be a limited blackout period at the end of the Transition Period (possibly as little as one week), when the Bendix 401(k) Plan assets are ultimately transferred from the Master Trust to the new Bendix Trust. This blackout period would be necessary so that participant account records can be properly transferred and reconciled and participant's investment accounts can be mapped and allocated from the old funds under the Master Trust to the new funds under the new Bendix trust. During this blackout period, participants would not be able to move investments from one fund to another, switch investment options, make withdrawals, take out loans or receive distributions. They would, however, have ample advanced notice of the blackout period and will be able to plan accordingly.

In most other respects, establishment of the trust, recordkeeping and investment infrastructures during the Transition Period would involve essentially the same steps whether or not the requested no action assurance is provided, with one significant difference. Because there would be no need to impose an extended blackout period if the requested assurance is provided, there would be no external time pressures to expedite the process on an accelerated schedule. Thus, for example, selection of the trustee and recordkeeper can proceed on a much more deliberate pace. If the selection decisions are unrushed and can be undertaken with the appropriate degree of care, diligence and deliberation, it is more likely that the selection process will yield service providers who are best qualified and equipped to serve the long-term needs of the Plan.

Interests of Participants Will Still Be Protected After Closing Date Without Registration Under the Act

Requiring the Master Trust to register under the Act would not substantially increase the protections that will be provided to 401(k) Plan participants during the Transition Period. Because 401(k) Plan participants will be amply protected during the Transition Period (as discussed below) even if the Master Trust is not registered under the Act, any additional protections that registration under the Act (or, alternatively, the immediate establishment of a separate interim trust) would provide does not justify the hardships discussed above that enforcement of the Act's registration requirement would impose upon Bendix 401(k) Plan participants.

Fiduciary Oversight During Transition Period

As stated above, even though Honeywell is the plan administer and named fiduciary under ERISA of both the Honeywell and Bendix 401(k) Plans, Bendix, as plan sponsor of the Bendix 401(k) Plan, has the power and authority to amend the Bendix 401(k) Plan at any time. Effective as of the Closing Date, Bendix will amend the Bendix 401(k) Plan to replace Honeywell with Bendix as plan administrator and named fiduciary, and to give Bendix the power and authority to approve investment options that will be made available to participants under the Bendix 401(k) Plan.[13] Thus, the interest of Bendix 401(k) Plan participants, separate from the interest of Honeywell 401(k) Plan participants, will be protected by Bendix after the Closing Date, at which time Bendix will be fully independent, and not under the control, of Honeywell.[14]

After the Closing Date, Bendix, as named fiduciary of the Bendix 401(k) Plan, will have a fiduciary duty to monitor the performance of the Master Trustee and will have the

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13 Although Bendix will replace Honeywell as the formal "plan administrator" and "named fiduciary" after the Closing Date for purposes of ERISA's fiduciary responsibility provisions, Honeywell will continue to provide certain ministerial administrative services to the Bendix 401(k) Plan for the duration of the Transition Period pursuant to the Transition Services Agreement between Honeywell and Bendix.

14 After the Closing Date, Honeywell will remain the plan administrator and named fiduciary under ERISA of the Honeywell 401(k) Plan, with no change in its fiduciary obligations under that plan. As named fiduciaries of the Bendix and Honeywell 401(k) Plans, Bendix and Honeywell, respectively, will be subject to all of the fiduciary responsibilities imposed under section 404(a) of ERISA, which provides that

> "a fiduciary shall discharge his duties with respect to their respective plans solely in the interests of participants and beneficiaries and—(A) for the exclusive purpose of: (i) providing benefits to participants and beneficiaries; and (ii) defraying reasonable expenses of administering the plan; (B) with the care, skill prudence and diligence under the circumstances then prevailing that a prudent man acting in a like capacity and familiar with such matters would use in the conduct or an enterprise of like character and with like aim; (C) by diversifying the investments of the plan so as to minimize the risk of large losses, unless under the circumstances it is clearly not prudent to do so; and (d) in accordance with the documents and instruments governing the plan insofar as such documents and instruments are consistent with the provisions of [ERISA]."

power and authority to withdraw from the Master Trust and appoint a new trustee for the Plan at any time, without Honeywell's or the Master Trustee's consent. Because Honeywell will remain the settlor of the Master Trust after the Closing Date, however, only Honeywell will have the power after the Closing Date to direct the Master Trustee as to which investment subfunds may be established under the Master Trust for participant-directed investments. In other words, after the Closing Date, only Honeywell can add investment funds to the Master Trust and Honeywell can, without the consent of Bendix, remove any investment funds that are currently available.

Bendix will, however, have a fiduciary duty to monitor the performance of the investment funds that are available to Bendix 401(k) Plan participants after the Closing Date, whether through the Master Trust or another trust that may be thereafter established by Bendix. Also, any investment funds that are offered to Bendix participants after the Closing Date will need to be expressly approved by Bendix, as named fiduciary. The list of approved investment funds will be contained in Schedule A to the written Bendix 401(k) Plan document. If Bendix concludes, in its fiduciary capacity, that it would not be in the best interests of Bendix 401(k) Plan participants to offer a particular investment fund that Honeywell has made available under the Master Trust, then Bendix will have the power and authority to disapprove of that fund for the Bendix 401(k) Plan and amend the Bendix 401(k) Plan to remove the fund from the list of approved investment funds in Schedule A. Bendix 401(k) Plan participants would thereafter be precluded from directing any portion of their plan accounts to be invested in that fund. If Bendix makes the fiduciary determination that a particular fund that is not currently available under the Master Trust should be made available to Bendix Plan participants, and Honeywell declines to direct the Master Trustee to add such fund to the Master Trust, then Bendix retains the power and authority to withdraw from the Master Trust and create a new trust under which the fund will be offered.

Participant Access to Investment-Related Information

As stated above, interests in the both the Honeywell and Bendix 401 (k) Plans were registered under the Securities Act, and a prospectus relating to each 401(k) Plan is (and will continue after the Closing Date to be) provided to each participant in either Plan upon initial enrollment in the Plan and thereafter upon request through the Plans' websites or automated telephone systems. The prospectus, which also serves as the Plans' summary plan descriptions ("SPDs") under ERISA, provides a general description of each investment fund offered under the Plans, including the investment objectives and investment strategy of each fund, a discussion of the risks associated with each fund and the identification of each fund's investment manager or managers. The prospectus/SPD also describes the participants' right to change how future contributions to their accounts will be invested among the various funds and/or allocate their existing account balance among the funds. Such changes and reallocations may be made at any time, provided that they are made in 1% increments.

The prospectus/SPD also alerts participants that, upon oral or written request, they will be provided with the following additional information about any of the investment funds:

- The fund's total expenses expressed as a percentage of average net investment;
- A list of assets in each fund; and
- The past and current investment performance of the fund, determined net of expenses.

In addition, Participants are provided access through the Plans' websites to detailed information regarding each of the Plans' investment funds to aid them in making investment decisions with respect to their Plan accounts. This information is updated quarterly. The information that is made available to participants for each of the Plans' investment funds includes, among other things:

- Identification of the fund manager and, for funds that are managed by multiple managers, a breakdown of the percentage of fund's assets managed by each manager;
- A brief description of the fund's investment objective;
- A general description of the investment strategy of the fund;
- Disclosure of the investment style characteristics of the fund (e.g., short-term/ high quality fixed income, mid-cap/ growth equities, etc.);
- A general description of the risk and return characteristics of the fund, including a chart comparing the risk and return characteristics of the fund with the other funds offered under the Plan;
- Breakdown of percentage asset allocation among the various security classes (i.e., U.S. Stocks, International Stocks, Bonds and Cash Equivalents);

- Identification of the fund's top 10 holdings, including percentage of fund invested in each holding;
- Breakdown of fund's holdings by sector, and a comparison of sector allocations to relevant benchmark;
- Performance history for 1 month, 1 quarter, year-to-date and annualized 1, 3, 5 and 10 year returns for fund as compared to one or more applicable benchmarks;
- Chart showing growth of $100 invested in fund from fund's inception to present date; and
- Other fund information, such as funds' inception date, dollar vale of assets held, expense ratio and number of holdings, etc.

In addition, a table showing the performance history for 1 month, 3 month, 1 year, 5 year and 10 year returns of all the funds is also available on the Plan's website and is updated monthly.

Temporary Nature of Transition Period

We are aware that in the past the Staff has declined to provide no-action assurance to retirement plans of companies that were formerly under common control. In a no-action letter issued to Owens-Illinois, Inc. ("Owens") (publicly available June 24, 1994), the Staff denied the request of Owens to grant an exemption under Section 3(c)(11) of the Act to allow certain employee benefit plans sponsored by subsidiaries that were formerly controlled by Owens to remain a part of Owens' master trusts. The Staff found that for two companies to qualify for the single trust exemption under Section 3(c)(11) of the Act, either one company must have a majority equity interest in the other or they must be under common control. We believe that the situation in Owens was different from this case for two reasons. First, we acknowledge that Section 3(c)(11) of the Act is not available as an exemption, because Bendix will not be under the control of Honeywell as of the Closing Date. We are not asking that the Staff grant the Master Trust an exemption from the Act; rather we are requesting that the Staff take a no-action position regarding the enforcement of Section 7 of the Act against the Master Trust. Second, the relief we are seeking on behalf of our client is temporary, whereas Owens was seeking relief that could have extended indefinitely. Owens proposed maintaining the employee benefit plans of its former subsidiaries in its master trusts as a permanent arrangement. In contrast, the Bendix 401(k) Plan will be maintained in the Master Trust only through the end of 2002, at which point the assets of the Bendix 401(k) Plan are to be transferred to a new trust sponsored by Knorr. We believe that the temporary nature of this arrangement is a material difference from the facts in Owens.

Transition Provisions under other Federal Statutes and Regulations

Other federal laws and regulations recognize the need for these temporary transition periods, and make accommodation for them. Section 410(b) of the Internal Revenue Code of 1986, as amended (the "Code") requires that certain kinds of employee benefit plans meet prescribed nondiscrimination tests in order to ensure that they do not favor highly compensated employees in preference to non-highly compensated employees. Section 414(b) requires that these tests be conducted assuming that all members of the plan sponsor's controlled group are a single employer.[15] Section 410(b)(6)(C) of the Code provides a transition period after a disposition or an acquisition during which a plan can be tested for nondiscrimination purposes without taking into account the change in the members of the plan sponsor's controlled group. The transition period provided by the Code begins on the date of the change in members of the controlled group, e.g. the closing date of a transaction, and ends on the last day of the first plan year beginning after the date of such change. In order to take advantage of this transition period, (i) a plan must meet the normal requirements for testing for nondiscrimination immediately before the closing date of the transaction and (ii) the coverage supplied under the plan must not be significantly changed during the transition period.

A similar transition period has been adopted by the Department of Labor (the "Department"). Under ERISA, single employer welfare benefit plans are exempt from many kinds of state regulation under the preemption provisions of Section 514 of ERISA. Multiple employer welfare arrangements ("MEWAs"), however, are not fully exempt under certain conditions. Section 101(g) of ERISA permits the Secretary of Labor to require MEWAs that provide medical care benefits to submit annual reports for the purpose of determining the extent of compliance with the provisions of certain health care laws. Accordingly, the Department issued rules requiring MEWA administrators to file an annual Form M-1. Recognizing that for a period of time after a transaction closes, the employees of the buyer may continue to participate in the medical and other welfare plans of the seller, the Department has issued guidance in the form of Q's and A's[16] and Instructions to Form M-1, Registration of MEWAs, which state that the Department will

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[15] See Code Section 414(b) and (c) for the determination of membership in a controlled group.

[16] Q's and A's: Filing the Form M-1, Question 20 at www.dol.gov/dol/pwba/public/pubs/q&a3rd.htm, accessed March 10, 2002.

not assess any penalty against the administrator of a MEWA if it is created by a change in control of businesses (such as a merger or acquisition) that is for a bona fide business purpose (i.e. other than avoiding a Form M-1 filing) and is temporary in nature (i.e. it does not extend beyond the end of the plan year following the year in which the change in control occurs.)[17]

Existing Transition Provision Pursuant to Rule 3a-2 under the Act

The rules promulgated under the Act already contain a provision indicating that the Commission does not want to regulate certain companies that become subject to the Act on a temporary basis if they have a *bona fide* intent to change their activity so as to cease to be subject to the Act within one year. Rule 3a-2 under the Act ("Transient Investment Companies") provides that "[f]or purposes of Section 3(a)(1) and Section 3(a)(3) of the Act, an issuer is deemed not to be engaged in the business of investing... in securities during a period of time not to exceed one year; *provided*, that the issuer has a *bona fide* intent to be engaged primarily, as soon as is reasonably possible (in any event by the termination of such period of time), in a business other than that of investing... in securities" as long as that intent is evidenced by the issuer's business activities and an appropriate resolution of its board of directors.

In a no-action letter that the Staff issued to OnePoint Communications Corp. and OnePoint Communications, LLC (collectively, "OnePoint") (publicly available June 12, 1998), OnePoint carried on its business through a number of companies in which it invested (the "Strategic Subsidiaries"), but which were not majority-owned subsidiaries. These companies, in the aggregate, had a value exceeding 40% of the value of the assets of OnePoint. Normally, this would have resulted in the classification of the securities of its Strategic Subsidiaries held by OnePoint as "investment securities" under Section 3(a)(1)(C) of the Act, and the classification of OnePoint as an investment company. However, since OnePoint was owned by fewer than 100 investors, it was therefore exempt from the Act as a private investment company pursuant to Section 3(c)(1) of the Act.

OnePoint requested the no-action letter because it was contemplating a public offering, which would result in the loss of its exemption under the Act. It represented that it believed that it met all of the requirements for Rule 3a-2(a) under the Act, but that until it deployed its newly raised liquidity in its telecommunications operating business, it could be considered an investment company, because Rule 3a-2(b) under the Act could be

[17] See instructions to Form M-1, Section 1.2.

interpreted to mean that the one-year transition period provided for pursuant to Rule 3a-2(a) under the Act had already commenced at the time of OnePoint's investment in the Strategic Subsidiaries, and therefore was no longer available when OnePoint needed it, upon the lapse of its private investment company exemption under Section 3(c)(1) of the Act. The Staff concurred with OnePoint that the transition period pursuant to Rule 3a-2 under the Act would not commence until the date OnePoint ceased to be excluded from the definition of investment company under Section 3(c)(1) of the Act in part because of OnePoint's assertion that the Commission intended the transition period pursuant to Rule 3a-2 under the Act "to be measured from the time an issuer has the characteristics which would cause it to be defined as an investment company" and that a company that had relied on the exemption available under Section 3(c)(1) of the Act could not have the "characteristics which would cause it to be defined as an investment company" because Section 3(c)(1) of the Act specifically excludes such a company from the definition of an investment company.[18]

We believe that Rule 3a-2 under the Act is not available to the Master Trust because the Master Trust does not intend to be engaged primarily in a business other than that of "investing, reinvesting, owning, holding or trading in securities" within one year of the date it ceases to be exempt from the Act. However, the reasoning behind Rule 3a-2 under the Act and the OnePoint no-action letter applies just as strongly to this situation as it did to OnePoint itself. The Master Trust is currently exempt from the Act just as OnePoint was, but it will temporarily lose that exemption. The Master Trust has a bona fide intent to become exempt from the Act within one year, just as OnePoint did. We believe that while Rule 3a-2 under the Act limits its safe harbor protection to companies which will cease to be subject to the Act because they will cease to engage in the investment business, it indicates an intent on the part of the Commission not to regulate companies which temporarily become subject to the Act where they have a bona fide intent to cease to be subject to the Act within a short period of time. In OnePoint, the Staff recognized that the intent behind Rule 3a-2 under the Act was to deal with a company that had the "characteristics which would cause it to be defined as an investment company"[19] and that a company which is exempt from the Act could not have those characteristics. While we

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[18] OnePoint Communications Corp. and OnePoint Communications, LLC (publicly available June 12, 1998), quoting Investment Company Act Release No. 11552 (January 14, 1981) (adopting Rule 3a-2 under the Act).

[19] Id.

do not believe that the language of Rule 3a-2(a) under the Act can be interpreted to cover the Master Trust's situation directly, we do believe that it indicates that the Commission intended to accommodate temporary situations of this nature, rather than force companies to bear the significant burden of registration when they would once again cease to be subject to the Act within months.

Conclusion

We ask that you permit the Master Trust to provide a smooth transition for the employees whose retirement funds it holds, by allowing it to make use of a transition period similar to those described above. Honeywell's and Bendix's fiduciary obligations with respect to their respective Plans after the Closing Date should provide the participants in each Plan with substantially the same level of protection that they have now, until such time as the Master Trust is again exempt from the Act. Honeywell and Knorr have agreed to transfer the assets of the Bendix 401(k) Plan to a new trust by December 31, 2002 and, as of that time, the Master Trust should once again be exempt from the Act pursuant to Section 3(c)(11) thereof. Requiring the Master Trust to register as an investment company for a period that will not exceed several months would impose an unnecessary burden on the Master Trust inconsistent with both the other regulations governing employee benefit plans and other rules under the Act. Also, it would not provide significant benefits to the employees who are covered by the 401(k) Plans held in the Master Trust. The substantial regulation of 401(k) plans under ERISA provides significant protection for the investments of the employees whose retirement savings are contained therein, which is recognized by the existence of the exemption under Section 3(c)(11) of the Act. We do not believe that the additional regulation that would result from temporary registration of the Master Trust under the Act would significantly increase the protection offered to participants in the 401(k) Plans; rather, it would unduly increase the burden on the Master Trust and cause undo hardship to Bendix 401(k) Plan participants.

Thus, on behalf of the Master Trust, we respectfully request that the Staff's assurance that they will not recommend enforcement action to the Commission against the Master Trust under Section 7 of the Act if the Master Trust does not register as an investment company under the Act during the Transition Period.

If you require additional information, please call the undersigned at (212) 858-1125.

Very truly yours,

Susan P. Serota

cc: Harry O'Neill
Jane Greenman
Honeywell International, Inc.

Brent Fields
Securities and Exchange Commission